UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 28, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated July 27, 2011 announcing Turkcell’s Second Quarter 2011 Results.

Second Quarter 2011 Results

TURKCELL ILETISIM HIZMETLERI A.S.

SECOND QUARTER 2011 RESULTS

Sustaining Market Leadership on Rising Momentum

Istanbul, Turkey, July 27, 2011 – Turkcell (NYSE:TKC, ISE: TCELL), the leading communications and technology company in Turkey, today announced results for the second quarter ended June 30, 2011.All financial results in this press release are unaudited, prepared in accordance with International Financial ReportingStandards (“IFRS”) and expressed in Turkish liras and dollars unless otherwise stated.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Second Quarter 2011 Results

Highlights of the Quarter

•	Group revenue increased by 7.6% quarter-on-quarter due to momentum gainedover the period, leading to a 1.7% year-on-year rise to TRY2,279.2 million (TRY2,241.2 million).

o
Turkcell Turkey’s revenues registered at TRY1,975.2 million (TRY1,985.4 million), remaining broadly flat.We manageda highly price competitive environment and recorded positive net subscriber additions in Turkey.

o	Turkcell Turkey’s mobile internet revenues continued to grow by 55.3% to TRY166.3 million (TRY107.1 million).

o	The contribution of Group subsidiaries to the top line improved to 13.3% (11.4%). Specifically, Turkcell Superonline revenues rose 29.4% to TRY104.7million (TRY80.9 million).

•
The Group EBITDA margin grew by 2.1 pp compared to a quarter ago,declining slightly to 31.6% (32.3%) year-on-year. Group EBITDA1remained flat at TRY721.1 million (TRY724.4 million),despite increasing interconnect costsin Turkey.

o	Turkcell Superonline’s operational performance further improved with EBITDA growing by 33.3% to TRY14.0 million (TRY10.5 million).

o
Astelit in Ukraine sustained its EBITDAimprovement reaching US$23.7 million (US$20.3 million), while increasing EBITDA margin to 26.8% (22.7%), andthereby exceeding 20% levels for the fifth consecutive quarter.

•
Turkcell Group registered a net loss of TRY21.4 million (net income of TRY422.3 million), mainly due to one-off items below the EBITDA line, mostly stemming from the impact of devaluation in Belarus, as well as a provision regarding the Competition Board fine. Excluding all one-off items below the EBITDA line, Group net income would have been TRY472.4 million. (For details, please refer to Finance Review section).

(1)EBITDA is a non-GAAP financial measurement. See pages 14-15 for the reconciliation of EBITDA to net cash from operating activities.
*In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for June 30, 2011 refer to the same item as at June 30, 2010. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2011, which can be accessed via our web site in the investor relations section (www.turkcell.com.tr)
**Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Second Quarter 2011 Results

Comments from the CEO, Sureyya Ciliv

“In the second quarter of 2011, Turkcell Group revenues reached TRY2,279 million, up 1.7% year-on-year and 7.6% quarter-on-quarter. Group EBITDA was flat compared to last year, rising by 15% compared to a quarter ago to TRY721 million.  Due to our investments and focus on efficiency, Group EBITDA margin rose to 31.6% in the second quarter from 29.5% the previous one. A devaluation of approximately 73% in Belarus, without any cash implications, had a negative impact accounting wise, resulting in a net loss of TRY21 million.

In the Turkish market, we have reinforced the strength of our brand through leading-edge investments.   Research conducted by INSEAD in association with the World Economic Forum, has ranked Turkey’s mobile communication first among 138 countries in terms of population coverage.  While offering mobile internet speed of up to 43.2 Megabit/second through the application of HSDPA+ Dual Carrier Technology, we launched a 1.0 Gigabit/second fiber internet service to homes in 10 Turkish cities through Turkcell Superonline.

In Turkey, we have focused on enhancing customer satisfaction and loyalty, and have managed the intensified competitive environment through our unique offers.  In the second quarter, our subscriber base grew by 1 million to 34.1 million.  This growth comprised 165,000 new additions, and 840,000 coming from a lengthening of the active subscription period by the Telecommunications Authority.

Reflecting our motto “Get more out of life with Turkcell”, we continue efforts that enable our customers to access the internet and information, anytime and anyplace.  We differentiate ourselves with the most advanced technology, the widest coverage and new mobile services.  Meanwhile, in line with our strategy of expanding the use and increasing the number of smartphones, a segment in which we lead the market, we launched Turkcell’s new T20 smartphone to our customers.  Through its android operating system, the T20 offers the mobile services of Turkcell and our partners, as well as NFC capabilities, at a very reasonable price.  Subsequently, the number of smartphones on our network has increased by more than 100%, and mobile internet revenues by more than 50% compared to a year ago.  Going forward, we will continue the initiatives that differentiate us in the eyes of our customers.

The performance of Group companies also continues to improve.  Turkcell Superonline increased its revenues by 15% in TRY terms and Astelit by 13% in USD terms quarter-on-quarter.  Consequently, the contribution of our subsidiaries to total revenues rose to 13% levels from 11% levels.  And over the upcoming quarters, we expect this contribution to increase further.

Second Quarter 2011 Results

We foresee the competitive challenges of the Turkish mobile market, where we generate the bulk of our revenues, continuing into the second half of 2011. Yet despite these challenges, we pursue actions that enhance Turkcell’s competitive positioning, making it more attractive for our customers. Therefore, with the contribution of our consolidated subsidiaries, we expect to achieve targeted growth and profitability levels on a Group basis.

As always, our people remain central to our continued success.  And so I would like to thank all of our customers, employees, business partners, and shareholders for their continued support.”

OVERVIEW

In the second quarter, mobile line penetration rose to 86% from 84% a quarter ago, mainly due to the one-time impact of the regulatory decision.  In 2011, we expect the number of mobile lines to grow in parallel to population growth, and mobile line penetration to remain in-line with the year-end 2010 level, at around 85% - 86%.

In the Turkish mobile market, the aggressive pricing competition in the second quarter continued however we have observed some rational moves, particularly in the prepaid segment, where operators cut back usage incentives, and also reflected the Telecommunication Authorities’ price cap increase for voice.The postpaid segment has remained aggressive during the second quarter, with prices offered by competitors for voice packages falling to TRY20 levels from TRY30 a quarter ago.  On the data and terminal front, terminal bundled offers at very low monthly fees continued, with some upward revisions to package prices. However, high incentives remained attached to these terminal bundled offers, resulting in increased penetration of smartphones in the terminalmarket.  All in all, the competition continued to pursue market share, resulting in further pressure on prices and profitability.

As for Turkcell, in the second quarter, on the prepaid front, we mainly focused on more rational port in offers and profitable voice+SMS+data bundled packages. This resulted in a significant decline in churn and an increase in package penetration. On the postpaid front, we attached onnet advantages to all direction usage incentives at profitable levels in order to sustain loyalty and attract new customers. We continued to expand contracted offers, binding most of our premium subscribers. During the quarter, we effectively communicated our acquisition offers, while our sales channel focused on upsell and increasing package penetration.

On the data and terminal front, we continued to promote smartphones and 3G-enabled handsets, particularly through TRY5-15 packages bundled with our Turkcell branded android

Second Quarter 2011 Results

type T10 smartphone. And in line with our expectations, during the quarter, Turkcell Turkey’s mobile internet revenues rose by 55.3% year-on-year to TRY166.3 million.

Meanwhile, the share of mobile internet and service revenues in Turkcell Turkey’s revenues rose by 3.8 percentage points to 23.4% (19.6%).  Overall the share of our consolidated mobile internet and service revenues rose by 3.4 pp to 22.1% (18.7%).

Despite continuing price competition, which further intensified towards the end of the second quarter, and resulting pressure on the revenues and profitability of the Turkish market, we continue to pursue actions aimed at achieving targeted growth and profitability levels.   Based on market conditions, both revenue and EBITDA are respectively expected at the lower end of our TRY9,300 – 9,600 million and TRY2,900 – TRY3,050 million guidance in 2011.

Overview of the Macroeconomic Environment

The foreign exchange rates thathave been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q210	Q111	Q211	y/y % chg	q/q % chg
TRY / US$ rate
Closing Rate	1.5747	1.5483	1.6302	3.5%	5.3%
Average Rate	1.5266	1.5737	1.5658	2.6%	(0.5%)
Consumer Price Index	(0.3%)	1.6%	1.8%	-	-
GDP Growth	10.3%	11.0%	n.a.	-	-
UAH/ US$ rate
Closing Rate	7.91	7.96	7.97	0.8%	0.1%
Average Rate	7.92	7.94	7.94	0.3%	-
BYR/ US$ rate
Closing Rate	3.02	3.05	4.96	64.2%	62.6%
Average Rate	2.99	3.02	4.00	33.8%	32.5%

Financial and Operational Review of the Second Quarter 2011

The following discussion focuses principally on the developments and trends in our business in the second quarter of 2011 in TRY terms. Selected financial information for the second quarter of 2010, and the first and second quarters of 2011, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards, are also included at the end of this press release.

Please note that interim financial statements, prepared in accordance with clause 34 of the International Accounting Standards (“IAS”) pertaining to “Interim Financial Reporting”, will be disclosed containing the condensed set of financial statements, instead of the complete set of financial statements starting from the second quarter of 2011. Within this context,

Second Quarter 2011 Results

interim financial statements will contain condensed information, while year-end reports will continue to be disclosed with detailed financial information in accordance with IAS 1 concerning the “Presentation of Financial Statements and other Standards”.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q210	Q111	Q211	y/y % chg	q/q % chg

Total Revenue	2,241.2	2,118.4	2,279.2	1.7%	7.6%
Direct cost of revenues1	(1,220.6)	(1,249.2)	(1,436.3)	17.7%	15.0%
Depreciation and amortization	(277.7)	(278.0)	(381.1)	37.2%	37.1%
Gross Margin	45.5%	41.0%	37.0%	(8.5pp)	(4.0pp)
Administrative expenses	(137.6)	(110.3)	(102.0)	(25.9%)	(7.5%)
Selling and marketing expenses	(436.3)	(411.1)	(400.9)	(8.1%)	(2.5%)
EBITDA2	724.4	625.8	721.1	(0.5%)	15.2%
EBITDA Margin	32.3%	29.5%	31.6%	(0.7pp )	2.1pp
Net finance income / (expense)	38.2	37.0	(128.7)	(436.9%)	(447.8%)
Finance expense	(68.1)	(71.6)	(283.9)	316.9%	296.5%
Finance income	106.3	108.6	155.2	46.0%	42.9%
Share of profit of associates	45.1	56.7	55.8	23.7%	(1.6%)
Other income / (expense)	(6.4)	(27.9)	(195.1)	-	-
Income tax expense	(113.6)	(99.0)	(105.5)	(7.1%)	6.6%
Non-controlling interests	12.3	15.5	12.0	(2.4%)	(22.6%)
Net Income	422.3	330.1	(21.4)	(105.1%)	(106.5%)
 (1) including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measurement. See pages 14-15 for the reconciliation of EBITDA to net cash from operating activities.

Revenue: In Q2 2011, revenues grew by 1.7% year-on-year to TRY2,279.2 million (TRY2,241.2 million).This growth was mainly achieved through18.8% growth in contribution from subsidiaries, together with 18.9%rise in the mobile internet and services revenues of Turkcell Turkey. Compared to the previous year, Turkcell Turkey’s revenueswas broadly flat at TRY1,975.2 million (TRY1,985.4 million) despite declining prices in the Turkish mobile market due to long prevailing price competition.

Compared to the previous quarter, consolidated revenues roseby 7.6%. This was mainly due to the 6.9% rise in mobile voice and other revenues resulting from seasonally higher usage of the growing subscriber base in Turkey as well as from the 9.0% rise in mobile internet and services revenues.  Additionally, the contribution ofsubsidiaries to the Group’s top line grew by 9.1%.

Turkcell Turkey’s interconnection revenues increased to TRY194.9 million in Q2 2011 from TRY127.1 million in Q2 2010 as a result of increased incoming minutes, which resulted in increase in the share of interconnection revenues in Turkcell Turkey’s revenues to 9.9% (6.4%).

Direct cost of revenues(including depreciation and amortization):This item increased by 17.7% to TRY1,436.3 million in Q2 2011 (TRY1,220.6 million). In the meantime, direct cost of

Second Quarter 2011 Results

revenues as a percentage of total revenues rose to 63.0% (54.5%). This mainly stemmed from the increases in depreciation and amortization (up 4.3 pp), interconnection costs (up 2.9 pp), wages and salaries (up 0.5 pp) and other items (up 0.8 pp).

Quarter-on-quarter, direct cost of revenues, as a percentage of total revenue increased by 4.0 pp from 59.0% in Q1 2011. This mainly arose from higher depreciation and amortization (up 3.6 pp) and higher interconnection costs (up 1.0 pp), which were partially compensated for by lower network-related costs (down 0.6 pp).

Depreciation and amortization expenses rose by 37.2% year-on-year and 37.1% quarter-on-quarter,mainly as TRY95.5 million of a TRY188.1 million impairment charge relating to BeST was recorded under depreciation and amortization expenses.

In Q2 2011, Turkcell Turkey’s interconnection costs increased to TRY215.2 million from TRY144.1 million in Q2 2010, which resulted in an increase in Turkcell Turkey’s interconnection costs as a percentage of revenue to 10.9% (7.3%).

Administrative expenses: as a percentage of revenues declined by 1.6 pp to 4.5% (6.1%) in Q2 2011, mainly due to a 2.1 pp decline in bad debt expenses as a percentage of revenues to 0.4% (2.5%). This mainly arose from the change in bad debt calculation methodology having a one-time impact on the provision set aside in Q2 2010 as well as improved collections in Q2 2011.

Compared to the previous quarter, general and administrative expenses as a percentage of revenues dropped 0.7 pp from 5.2% in Q1 2011, which mostly resulted from 0.7 pp lower bad debt expenses as a result of improved collections.

Selling and marketing expenses:as a percentage of revenues decreased by 1.9 pp to 17.6% (19.5%) in Q2 2011.This mainly arose from the 2.0 pp decline in frequency usage fee expenses as a result of our decision to charge frequency usage fees to prepaid subscribers starting from June 20, 2011,as well asthe TRY22.5 million return from the Telecommunications Authority regarding overpayments made in previous periods. This impact was coupled witha 0.6 pp decline in selling expenses, despite intensified marketing expenses (up 0.5 pp) and increased wages and salaries (up 0.2 pp). Quarter-on-quarter, selling and marketing expenses as a percentage of revenues decreased by 1.8 pp from 19.4% in Q1 2011, mainly due to the 2.1 pp decline in frequency usage fee expenses based on the aforementioned reasons above.

EBITDA1: In Q2 2011, EBITDA in nominal terms was flat at TRY721.1 million (TRY724.4 million),whilethe EBITDA margin slightly declined to 31.6% (32.3%). This was mainly due to 1.6 pp lower general and administrative expenses and 1.9 pp lower selling and marketing expenses, which were more than offset by the increasing direct cost of revenues (excluding depreciation and amortization)by 4.2 pp.

Second Quarter 2011 Results

Quarter-on-quarter, the EBITDA margin increased from 29.5% in Q1 2011 to 31.6% in Q2 2011, which mainly arose from 0.7 pp lower general and administrative expenses, and 1.8 pp lower selling and marketing expenses despite 0.4 pphigher direct cost of revenues (excluding depreciation and amortization).

Net finance income: in Q2 2010 was at TRY38.2 million, as opposed to a net finance expense of TRY128.7 million in Q2 2011, mainly due to a TRY298 million translation loss recorded by group companies of which 255.0 million is related to BeST  due to devaluation in Belarus in Q2 2011 netted of the TRY52 translation gain recorded by Turkcell Turkey due to its long position, as well as TRY32.0 million discount interest income onthe BeST’s deferred payment.

Compared to the previous quarter, net finance income declined from TRY37.0 million to net finance expense of TRY128.7 million in Q2 2011, which mainly stemmed from the aforementioned reasons above.

Share of profit of equity accounted investees: Our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, rose by 23.7% to TRY55.8 million (TRY45.1 million), mainly due to the higher net income contribution from Fintur. Quarter-on-quarter, our share in the net income of unconsolidated investees declined by 1.6% from TRY56.7 million in Q1 2011.

The results of our 50%-owned subsidiary A-Tel particularly impacted two items in our financial statements:

•
A-Tel’s revenue generated from Turkcell, amounting to TRY11.1 million in Q2 2011, is netted out from selling and marketing expenses in our consolidated financial statements in proportion to our ownership.

•
The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to TRY11.1 million in Q2 2011, and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Income tax expense: The total taxation charge in Q2 2011 decreased to TRY105.5 million (TRY113.6 million). The total tax charge of TRY126.8 million was related to current tax charges, while a deferred tax income of TRY21.3 million was recorded.

million TRY	Q210	Q111	Q211	y/y % chg	q/q % chg
Current tax expense	(149.1)	(50.9)	(126.8)	(15.0%)	149.1%
Deferred Tax income / (expense)	35.7	(48.1)	21.3	(40.3%)	(144.3%)
Income Tax expense	(113.6)	(99.0)	(105.5)	(7.1%)	6.6%

(1) EBITDA is a non-GAAP financial measurement. See pages 14-15 for the reconciliation of EBITDA to net cash from operating activities

Second Quarter 2011 Results

Net income: In Q2 2011 we have recorded a net loss of TRY21.4 million (net income of TRY422.3 million) due to one-off items below the EBITDA line,which aremainly the following: i) TRY68.2 million provision with early payment option concerning the Competition Board’s TRY91.9 million fineii)TRY255.0 million translation loss stemming from BeST’s TRY630.6 million foreign currency-denominated net liabilities, together with iii) TRY188.1 million goodwill impairment recorded for BeST mainly due to approximately 72.6% decline in the rate of Belarusian Ruble against the currency basket, divided equally into USD, EUR and Russian Ruble, in comparison to the rate to the currency basket as of 31 December 2010and iv) partially netted of with the positive impact of TRY32.0 million discount interest income on the deferred payment regarding BeST.

Quarter-on-quarter, net income decreased from TRY330.1 million in Q1 2011 to net loss of TRY21.4 million in Q2 2011.

Please note that total legal provisions of Turkcell Group amounted to TRY228.3 million as at 30 June 2011, including the additional provision of TRY68.2 million in Q2 2011 with regards to the Competition Board’s fine.

Total Debt: Consolidated debt amounted to TRY3,046.0 million as of June 30, 2011. TRY880.4 million of this was related to Turkcell’s Ukrainian operations. TRY2,145.4 million of our consolidated debt is at a floating rate and TRY1,088.2 million will mature within less than a year. During Q2 2011, our debt/annual EBITDA ratio increased to 106.5% on TRY basis.

Consolidated Cash Flow (million TRY)	Q210	Q111	Q211
EBITDA1	724.4	625.8	721.1
LESS:
Capex and License	(360.5)	(181.8)	(336.3)
Turkcell	(221.3)	(94.4)	(200.1)
Ukraine2	(21.7)	(11.4)	(19.7)
Investment & Marketable Securities	47.3	-	-
Net Interest Income/Expense	81.4	60.9	117.2
Other	(105.2)	(643.5)	(88.3)
Net Change in Debt	284.3	(50.7)	116.1
Dividends paid	(859.3)	-	-
Cash Generated	(187.6)	(189.3)	529.8
Cash Balance	4,193.0	4,915.8	5,445.8
(1) EBITDA is a non-GAAP financial measurement. See pages 14-15for the reconciliation of EBITDA to net cash from operating activities.
(2)The appreciation of reporting currency (TRY) against US$ is included in this line.

Cash Flow Analysis: Capital expenditures in Q2 2011 amounted to TRY336.3 million, of which TRY200.1 million was related to Turkcell Turkey, TRY19.7 million to our Ukrainian operations, TRY90.8 million to Turkcell Superonline and TRY6.2 million to BeST.

In the first half of 2011 group capex amounted to TRY518.1 million, while group capex for FY11 is expected at around TRY1.5 billion.

Second Quarter 2011 Results

The other item in cash flow mainly includes the TRY74.6 million payment regarding the tax amnesty for the special communication tax imposition pertaining to years 2005 and 2006. Please note that the respective provision in Q1 2011 financial statements amounted to TRY74.6 million.

Operational Review in Turkey

Summary of Operational Data	Q210	Q111	Q211	y/y % chg	q/q % chg

Number of total subscribers (million)	33.9	33.1	34.1	0.6%	3.0%
Number of postpaid subscribers (million)	9.8	10.4	10.7	9.2%	2.9%
Number of prepaid subscribers (million)	24.2	22.7	23.3	(3.7%)	2.6%

ARPU (Average Monthly Revenue per User), blended (US$)	12.7	11.7	12.5	(1.6%)	6.8%
ARPU, postpaid (US$)	26.5	24.1	24.4	(7.9%)	1.2%
ARPU, prepaid (US$)	7.4	6.2	7.1	(4.1%)	14.5%

ARPU, blended (TRY)	19.4	18.4	19.6	1.0%	6.5%
ARPU, postpaid (TRY)	40.5	37.9	38.2	(5.7%)	0.8%
ARPU, prepaid (TRY)	11.2	9.8	11.2	-	14.3%

Churn (%)	9.8%	9.3%	6.1%	(3.7pp )	(3.2pp )

MOU (Average Monthly Minutes of usage per subscriber), blended	171.0	192.5	219.9	28.6%	14.2%

Subscribers: As of June 30, 2011, Turkcell Turkey’ssubscriber base totaled 34.1 million (33.9 million), up by 0.6% year-on-year. On a quarterly basis, we registered 1.0 million net additions, 840,000 of which came from the change in the definition of active prepaid subscriber. The remaining 165,000 net new additions, which is recorded for the first time after nine consecutive quarters since year-end 2008, reflect the positive result of our investments in our brand and sales channel.The composition of the subscriber base improved in favor of the postpaid component to 31.4% (28.9%), in line with our value focus. We registered 353K net new postpaid subscribers in Q2 2011, due to the redesign of postpaid packages and attractive acquisition and contracted offers.

Please note that the regulatory decision was effective as of October 2010 andlengthened the life cycle of prepaid customers to 270 days from 210 days previously.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In the Q2 2011, our churn rate decreased to 6.1% from 9.8% a year ago. This was mainly due to the one-time impact of the new “active subscriber” definition on prepaid subscribers, as well as increased churn prevention activities for subscribers with a tendency to churn.For further

Second Quarter 2011 Results

explanation of the Telecommunication Authority’s decision on the definition of active subscribers, please refer to our Q3 2010 financial result announcement press release.

MoU:  Our blended minutes of usage per subscriber (“MoU”) increased to 219.9 minutes. This marked an increase of 28.6% compared to Q2 2010, driven by the effective and successful communication of our campaigns and tariffs aimed at all segments.

ARPU: Blended average revenue per user (“ARPU”) in TRY terms increased by 1.0% to TRY19.6 compared to Q2 2010. Postpaid ARPU in TRY terms fell by 5.7% to TRY38.2 (TRY40.5) year-on-year due to intense competition in the market, as well as the dilutive impact of switches from the prepaid segment. Prepaid ARPU in TRY terms remained flat at TRY11.2 in Q2 2011 year-on year. Compared to the previous quarter, prepaid ARPU in TRY terms increased by 14.3% in Q2 2011, mainly due to increased package penetration, seasonality and price increase in low TRY refill cards, which resulted in upsell by encouraging subscribers to select higher value cards.

Other Domestic and International Operations

Turkcell Superonline

Turkcell Superonline, our wholly-owned subsidiary, provides fixed broadband services by investing in the build-up of a fiber-optic network.

Summary data for Turkcell Superonline	Q210	Q111	Q211	y/y % chg	q/q % chg
Revenue (TRY million)	80.9	91.1	104.7	29.4%	14.9%
EBITDA1 (TRY million)	10.5	14.5	14.0	33.3%	(3.4%)
EBITDA margin	13.0%	16.0%	13.3%	0.3pp	(2.7pp )
Capex (TRY million)	65.8	43.0	90.8	38.0%	111.2%
Homepass # (thousand)	384	637	718	87.0%	12.7%
(1)EBITDA is a non-GAAP financial measurement. See page15 for the reconciliation of Turkcell Superonline’s EBITDA to net cash from operating activities.

In Q2 2011, inline with its continued investments in the fiber-optic infrastructure, Turkcell Superonline’s network reached 718K home passes (HP) indicating an 87.0% year-on-year rise.

Turkcell Superonline’s contribution to Turkcell’s financials continued to improve, recording 29.4% year-on-year revenue growth at TRY104.7 million in Q2 2011. The increase in revenue is mainly due to Turkcell Superonline’scontinued focus on the higher-margin residential segment,which grew by 94.4%,and its enhanced synergy with Turkcell’s corporate segment, which increased by 17.1% for the period.

In Q2 2011 EBITDA increased 33.3% year-on-year to TRY14.0 million,mainly due to the increasing share of revenues generated from Turkcell Superonline’s infrastructure. During the quarter, the EBITDA margin remained flat at 13.3% year-on-year. Compared to the

Second Quarter 2011 Results

previous quarter, EBITDA margin declined by 2.7 pp, mainly due to increased marketing expenses related to the launch of new brand Turkcell Superonline, and to the promotion of convergent offers during the quarter.

With the rising synergy of our subsidiary Turkcell Superonline, itsshare in Turkcell’s transmission costs reached 58% in Q2 2011. Overall, the share of non-group revenues at Turkcell Superonline was around 60%.

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

Summary Data for Astelit	Q210	Q111	Q211	y/y % chg	q/q % chg

Number of subscribers (million)*
Total	11.7	8.7	8.7	(25.6%)	-
Active (3 months)1	8.0	6.1	6.4	(20.0%)	4.9%

MoU (minutes)	157.5	218.6	237.3	50.7%	8.6%

Average Revenue per User (ARPU) in US$
Total	2.5	2.9	3.4	36.0%	17.2%
Active (3 months)	3.7	4.3	4.7	27.0%	9.3%

Revenue (UAH million)	709.3	621.5	703.9	(0.8%)	13.3%

Revenue (US$ million)	89.5	78.2	88.3	(1.3%)	12.9%
EBITDA2(US$ million)	20.3	18.8	23.7	16.7%	26.1%
EBITDA margin	22.7%	24.0%	26.8%	4.1pp	2.8pp
Net Loss (US$ million)	(17.1)	(24.4)	(19.8)	15.8%	(18.9%)
Capex (US$ million)	12.9	7.4	11.7	(9.3%)	58.1%
(1) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(2)EBITDA is a non-GAAP financial measurement. See page15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) We may occasionally offer campaigns and tariff schemes that have an active subscriber life that is different than the one that we normally use to deactivate subscribers and calculate churn. For example, in Q2 2011, Astelit launched a campaign with a longer than usual active life that generated a significant number of new subscribers. Churn outs of subscribers to this campaign that do not renew would thus not occur until the second half of next year.

Astelit’s revenue roseby 12.9%quarter-on-quarter and remained flat at US$88.3 million (US$89.5 million) year-on-year. In the meantime, revenue in local currency terms increased by 13.3% quarter-on-quarter, while remainingbroadly flat at UAH703.9 million year-on-year.

Astelit recorded EBITDA of US$23.7 million (US$20.3 million) in Q2 2011, indicating a 16.7% increase compared to a year ago. The EBITDA margin climbed 4.1 pp to 26.8% from 22.7% in Q2 2010, mostly due to a redesign of dealer commissions and restructuring ofthe sales channel, which resulted in lower selling and marketing expenses in a cost efficient manner.

Second Quarter 2011 Results

Astelit’s subscribers declined to 8.7 million from 11.7 million a year ago. This was mainly because of the change in subscriber definition and churn as ofQ32010, aimed at closer monitoring ofvalue-adding subscriber behavior. The 3 month active subscriber base increased by 4.9% to 6.4 million compared to Q1 2011, mainly due to our regional campaigns aimed at new acquisition.

Three month active ARPU increased by 27.0% year-on-year and 9.3% quarter-on-quarter, mainly due to launch of new tariff plans, increased revenue from international calls and roaming activities during the quarter. Meanwhile, MoU rose by 50.7% to 237.3 minutes year-on-year and 8.6% quarter-on-quarter.

Fintur

Turkcell holds a 41.45% stake in Fintur, through which it has interests in mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR	Q210	Q111	Q211	y/y % chg	q/q % chg

Subscriber (million)
Kazakhstan	7.8	9.4	9.7	24%	3%
Azerbaijan	4.2	4.0	4.1	(2%)	2%
Moldova	0.7	1.0	1.0	43%	-
Georgia	1.9	2.1	2.1	11%	-
TOTAL	14.6	16.5	16.9	16%	2%
Revenue (US$ million)
Kazakhstan	249	274	300	20%	9%
Azerbaijan	122	123	134	10%	9%
Moldova	16	16	20	25%	25%
Georgia	40	33	36	(10%)	9%
Other1	-	2	(5)	-	-
TOTAL	428	448	485	13%	8%

(1) Includes intersegment eliminations

(US$ million)	Q210	Q111	Q211	y/y % chg	q/q % chg
Fintur’s contribution to Turkcell Group’s net income	36.0	42.2	43.6	21.1%	3.3%

In Q2 2011, Fintur continued to improve its market positions and added approximately 0.4 million net new subscribers, with its total subscriber base reaching 16.9 millionmainly as a result of the strong growth in Kazakhstan.

Fintur’s consolidated revenue increased by 13% year-on-year to US$485 million in Q2 2011, mainly driven by a 20% increase in revenues of our operation in Kazakhstan along with strong subscriber acquisitions.

Second Quarter 2011 Results

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased to TRY68.4 million (US$43.6 million) in Q2 2011 from TRY55.0 million (US$36.0 million) a year ago.

Reconciliation of Non-GAAP Financial Measurements

We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

TURKCELL* US$ million	Q210	Q111	Q211	y/y % chg	q/q % chg

EBITDA	474.1	397.7	459.3	(3.1%)	15.5%
Income tax expense	(74.2)	(62.9)	(67.4)	(9.2%)	7.2%
Other operating income/(expense)	(5.3)	(17.6)	(48.5)	815.1%	175.6%
Financial income	(3.4)	0.6	18.4	(641.2%)	2,966.7%
Financial expense	(13.2)	(29.9)	(21.4)	62.1%	(28.4%)
Net increase/(decrease) in assets and liabilities	(103.5)	(339.1)	(55.4)	(46.5%)	(83.7%)
Net cash from operating activities	274.5	(51.2)	285.0	3.8%	(656.6%)

Second Quarter 2011 Results

Turkcell Superonline TRY million	Q210	Q111	Q211	y/y % chg	q/q % chg

EBITDA	10.5	14.5	14.0	33.3%	(3.4%)
Other operating income/(expense)	0.4	0.1	0.2	(50.0%)	100.0%
Finance income	1.5	0.8	6.2	313.3%	675.0%
Finance expense	(7.3)	(9.4)	(8.7)	19.2%	(7.4%)
Net increase/(decrease) in assets and liabilities	(6.1)	(83.8)	(2.0)	(67.2%)	(97.6%)
Net cash from operating activities	(1.0)	(77.8)	9.7	(1,070.0%)	(112.5%)

EUROASIA (Astelit) US$ million	Q210	Q111	Q211	y/y % chg	q/q % chg

EBITDA	20.3	18.8	22.5	10.8%	19.7%
Other operating income/(expense)	0.3	0.1	0.3	-	200.0%
Finance income	0.2	0.2	0.1	(50.0%)	(50.0%)
Finance expense	(11.4)	(14.2)	(12.6)	10.5%	(11.3%)
Net increase/(decrease) in assets and liabilities	(5.6)	2.9	(0.5)	(91.1%)	(117.2%)
Net cash from operating activities	3.9	7.8	9.8	151.3%	25.6%

(*): The Company for June 30, 2010 has revised the manner in which it accounts for the impact of changes in foreign exchange rates in its statement of cash flows, and has revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. For further information on such changes, please refer to our consolidated financial statements and notes as at and for June 30, 2011, which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

Turkcell Group Subscribers

We had approximately 61.7 million subscribers as of June 30, 2011. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Astelit and BeST, as well as in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur. Turkcell Group subscribers rose by 1.3 million for the period compared to the previous quarter, thanks to the increase in subscriber base in Turkcell Turkey and Fintur.

Turkcell Group Subscribers (million)	Q210	Q111	Q211	y/y % chg	q/q % chg

Turkcell	33.9	33.1	34.1	0.6%	3.0%
Ukraine	11.7	8.7	8.7	(25.6%)	-
Fintur	14.6	16.5	16.9	16%	2%
Northern Cyprus	0.3	0.4	0.4	33.3%	-
Belarus	1.5	1.7	1.6	6.7%	(5.9%)
TURKCELL GROUP	62.0	60.4	61.7	(0.5%)	2.2%

Second Quarter 2011 Results

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2010 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

Second Quarter 2011 Results

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey with 34.1 million subscribers and a market share of approximately 54% as of June 30, 2011 (Source: Operator’s announcements and excluding the impact of the change in prepaid churn periods in Q2 2011). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with it’s approximately 61.7 million subscribers as of June 30, 2011. The company covers approximately 85% of the Turkish population through its 3G and 99.07% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 42.2 Mbps speed using the HSPA multi carrier solution. Turkcell reported a TRY2.3 billion (US$1.5 billion) net revenue with total assets of TRY15.5 billion (US$9.5 billion) as of June 30, 2011. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Corporate Affairs
Koray Ozturkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011

Consolidated Statement of Operations Data
Revenues
Communication fees	1,391.4	1,252.6	1,358.8	2,819.3	2,611.4
Commission fees on betting business	6.4	11.7	12.1	13.5	23.8
Monthly fixed fees	18.8	17.8	16.4	31.3	34.2
Simcard sales	10.0	4.6	5.3	14.6	9.9
Call center revenues and other revenues	41.1	59.7	62.4	77.2	122.1
Total revenues	1,467.7	1,346.4	1,455.0	2,955.9	2,801.4
Direct cost of revenues	(799.0)	(793.9)	(915.4)	(1,644.2)	(1,709.3)
Gross profit	668.7	552.5	539.6	1,311.7	1,092.1
Administrative expenses	(90.0)	(70.1)	(65.1)	(172.3)	(135.2)
Selling & marketing expenses	(286.1)	(261.3)	(256.9)	(545.3)	(518.2)
Other Operating Income / (Expense)	(4.4)	(17.7)	(122.8)	(30.7)	(140.5)

Operating profit before financing costs	288.2	203.4	94.8	563.4	298.2
Finance costs	(44.8)	(45.6)	(181.5)	(78.1)	(227.1)
Finance income	69.7	68.9	97.2	146.7	166.1
Share of profit of equity accounted investees	29.6	36.0	35.6	60.0	71.6
Income before taxes and minority interest	342.7	262.7	46.1	692.0	308.8
Income tax expense	(74.2)	(62.9)	(67.4)	(158.1)	(130.3)
Income before minority interest	268.5	199.8	(21.3)	533.9	178.5
Non-controlling interests	8.0	9.8	7.8	19.3	17.6
Net income	276.5	209.6	(13.5)	553.2	196.1

Net income per share	0.13	0.10	(0.01)	0.25	0.09

Other Financial Data

Gross margin	46%	41%	37%	44%	39%
EBITDA(*)	474.1	397.7	459.3	944.8	857.0
Capital expenditures	220.8	117.4	200.4	461.7	317.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,662.7	3,175.0	3,340.5	2,662.7	3,340.5
Total assets	8,936.0	9,785.6	9,522.6	8,936.0	9,522.6
Long term debt	1,062.9	1,427.6	1,252.5	1,062.9	1,252.5
Total debt	1,692.0	1,802.5	1,868.5	1,692.0	1,868.5
Total liabilities	3,385.7	3,350.3	3,400.3	3,385.7	3,400.3
Total equity	5,550.3	6,435.2	6,122.4	5,550.3	6,122.4
* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14-15
** For further details, please refer to our consolidated financial statements and notes as at 30 June 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011

Consolidated Statement of Operations Data
Revenues
Communication fees	2,124.7	1,970.8	2,128.5	4,282.4	4,099.3
Commission fees on betting business	9.7	18.4	18.9	20.5	37.3
Monthly fixed fees	28.7	27.9	25.8	47.7	53.7
Simcard sales	15.0	7.3	8.4	22.0	15.7
Call center revenues and other revenues	63.1	94.0	97.6	117.5	191.6
Total revenues	2,241.2	2,118.4	2,279.2	4,490.1	4,397.6
Direct cost of revenues	(1,220.6)	(1,249.2)	(1,436.3)	(2,498.1)	(2,685.5)
Gross profit	1,020.6	869.2	842.9	1,992.0	1,712.1
Administrative expenses	(137.6)	(110.3)	(102.0)	(262.0)	(212.3)
Selling & marketing expenses	(436.3)	(411.1)	(400.9)	(828.0)	(812.0)
Other Operating Income / (Expense)	(6.4)	(27.9)	(195.1)	(46.7)	(223.0)
					0
Operating profit before financing costs	440.3	319.9	144.9	855.3	464.8
Finance costs	(68.1)	(71.6)	(283.9)	(118.2)	(355.5)
Finance income	106.3	108.6	155.2	222.5	263.8
Share of profit of equity accounted investees	45.1	56.7	55.8	91.2	112.5
Income before taxes and minority interest	523.6	413.6	72.0	1,050.8	485.6
Income tax expense	(113.6)	(99.0)	(105.5)	(240.3)	(204.5)
Income before minority interest	410.0	314.6	(33.4)	810.5	281.2
Non-controlling interests	12.3	15.5	12.0	29.3	27.5
Net income	422.3	330.1	(21.4)	839.8	308.7

Net income per share	0.19	0.15	(0.01)	0.38	0.14

Other Financial Data

Gross margin	46%	41%	37%	44%	39%
EBITDA(*)	724.4	625.8	721.1	1,435.7	1,346.9
Capital expenditures	360.5	181.8	336.3	727.1	518.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,193.0	4,915.9	5,445.8	4,193.0	5,445.8
Total assets	14,071.5	15,151.0	15,523.8	14,071.5	15,523.8
Long term debt	1,673.7	2,210.3	2,041.8	1,673.7	2,041.8
Total debt	2,664.4	2,790.8	3,046.0	2,664.4	3,046.0
Total liabilities	5,331.5	5,187.3	5,543.1	5,331.5	5,543.1
Total shareholders’ equity / Net Assets	8,740.0	9,963.7	9,980.7	8,740.0	9,980.7
** For further details, please refer to our consolidated financial statements and notes as at 30 June 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Half Ended	Half Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2011	2011	2010	2011

Consolidated Statement of Operations Data
Revenues
Communication fees	2,124.7	1,970.8	2,128.5	4,282.4	4,099.3
Commission fees on betting business	9.7	18.4	18.9	20.5	37.3
Monthly fixed fees	28.7	27.9	25.8	47.7	53.7
Simcard sales	15.0	7.3	8.4	22.0	15.7
Call center revenues and other revenues	63.1	94.0	97.6	117.5	191.6
Total revenues	2,241.2	2,118.4	2,279.2	4,490.1	4,397.6
Direct cost of revenues	(1,217.7)	(1,247.7)	(1,432.6)	(2,492.4)	(2,681.8)
Gross profit	1,023.5	870.7	846.6	1,997.7	1,715.8
Administrative expenses	(137.6)	(110.3)	(102.0)	(262.0)	(212.3)
Selling & marketing expenses	(436.3)	(411.1)	(400.9)	(828.0)	(812.0)
Other Operating Income / (Expense)	(6.9)	(27.8)	(193.9)	(47.2)	(221.8)

Operating profit before financing costs	442.7	321.5	149.8	860.5	469.7
Finance costs	(68.1)	(71.6)	(283.9)	(118.2)	(355.5)
Finance income	106.3	108.6	155.2	222.5	263.8
Share of profit of equity accounted investees	45.1	56.7	55.8	91.2	112.5
Income before taxes and minority interest	526.0	415.2	77.0	1,056.0	490.6
Income tax expense	(113.1)	(99.8)	(106.7)	(240.4)	(205.7)
Income before minority interest	412.9	315.4	(29.7)	815.6	284.9
Non-controlling interests	12.3	15.5	12.0	29.3	27.5
Net income	425.2	330.9	(17.6)	844.9	312.5

Net income per share	0.19	0.15	(0.01)	0.38	0.14

Other Financial Data

Gross margin	46%	41%	37%	44%	39%
EBITDA(*)	724.4	625.8	721.1	1,435.7	1,346.9
Capital expenditures	360.5	181.8	336.3	727.1	518.1

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,193.0	4,915.9	5,445.8	4,193.0	5,445.8
Total assets	14,021.4	15,106.1	15,482.3	14,021.4	15,482.3
Long term debt	1,673.7	2,210.3	2,041.8	1,673.7	2,041.8
Total debt	2,664.4	2,790.8	3,046.0	2,664.4	3,046.0
Total liabilities	5,321.9	5,180.1	5,536.4	5,321.9	5,536.4
Total shareholders’ equity / Net Assets	8,699.5	9,926.0	9,946.0	8,699.5	9,946.0
** For further details, please refer to our consolidated financial statements and notes as at 30 June 2011 on our web site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 28, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 28, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head